Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, October 18, 2018

FAIRFAX ANNOUNCES CONFERENCE CALL

Fairfax Financial Holdings Limited (“Fairfax”) (TSX:FFH and FFH.U) will hold a conference call at 8:30 a.m. Eastern Time on Friday, November 2, 2018 to discuss its 2018 third quarter results which will be announced after the close of markets on Thursday, November 1, 2018 and will be available at that time on its website www.fairfax.ca.  The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 369-2013 (Canada and U.S.) or 1 (517) 308-9087 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time on Friday, November 16, 2018.  The replay may be accessed at (888) 566-0104 (Canada and U.S.) or 1 (402) 220-9103 (International).

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946